787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 7, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Equity Trust Inc.

(Securities Act File No. 333-220232, Investment Company Act File No. 811-04700)

Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Equity Trust Inc. (the “Fund”), please find responses to telephonic comments provided by David Orlic of the staff (“Staff”) of the Securities and Exchange Commission (“SEC” or “Commission”) on November 4, 2019, to the undersigned of our firm regarding Post-Effective Amendment No. 2 to the registration statement on Form N-2 (“Registration Statement”) filed on September 24, 2019 by the Fund.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment. The Fund anticipates filing these changes in Post-Effective Amendment No. 3 (the “Amendment”) to the Registration Statement, pending any additional comments from the Staff.

General

(1)         Comment:    Please confirm there have been no sales of securities under the Registration Statement since the Registration Statement was last required to be updated.

Response:    The Fund confirms that it has not sold any securities under the Registration Statement since the Registration Statement was last required to be updated.

Prospectus

Prospectus Summary

(2)         Comment:    In light of the Fund’s fundamental policy not to invest more than 25% of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry (i.e., not to “concentrate” in any industry), please remove references to “concentration” from the risk factor entitled “Industry Concentration Risk” and elsewhere in the Registration Statement or explain why such references to “concentration” are appropriate.

NEW YORK     WASHINGTON   HOUSTON   PALO ALTO   SAN FRANCISCO   PARIS   LONDON   FRANKFURT   BRUSSELS   MILAN   ROME

Securities and Exchange Commission

November 7, 2019

Response:    The Fund will delete “concentration” from the name of the risk factor for “Industry Concentration Risk.” The Fund respectfully submits that the other references to “concentration” are appropriate and do not suggest that the Fund is concentrating its investments in any particular industry, as they address concentration within emerging markets (see “Prospectus Summary—Emerging Markets Risk” and “Risk Factors and Special Considerations—Emerging Markets Risk”), concentration requirements related to certain regulations (see “Risk Factors and Special Considerations—Regulation and Government Intervention Risk”) and separate industry concentration requirements imposed by ratings agencies that assign ratings to the Fund’s preferred stock (see “Description of Capital Stock—Preferred Stock—Rating Agency Guidelines”).

Summary of Fund Expenses

(3)         Comment:    Please revise the line item in the fee table for “Total Annual Expenses and Dividends on Preferred Stock” to be 3.16% or explain why it should be 3.15%.

Response:    The requested change will be made.

(4)         Comment:    Please confirm that “Total Expenses Incurred” in the expense examples include estimated offering expenses.

Response:    The Fund confirms that “Total Expenses Incurred” in the expense examples include estimated offering expenses.

Risk Factors and Special Considerations

(5)         Comment:    In light of the Fund’s ability to invest in fixed-income securities, please add risk factor disclosure addressing how the expected discontinuation of the London Inter-bank Offered Rate (“LIBOR”) could affect the Fund’s investments, including (1) the impact on the liquidity of Fund investments with a variable or floating rate based on LIBOR that do not include a fallback provision addressing the discontinuation of LIBOR, and (2) the impact of the transition to a successor to LIBOR on Fund investments with a variable or floating rate based on LIBOR.

Response:    The Amendment will include the risk disclosure regarding the expected discontinuation of LIBOR set out in Appendix A.

Prospectus Supplements

(6)         Comment:    On page R-11 of the form of prospectus supplement for offerings of rights to purchase common stock, there is disclosure indicating that Mr. Mario J. Gabelli and his affiliated entities may sell or otherwise transfer some or all of the rights initially issued to them. Given Mr. Gabelli’s status as a director of the Fund and a control person of the Fund’s investment adviser, please confirm that these resales will be registered under the Securities Act of 1933, as amended (the “1933 Act”), or explain why such registration is not necessary.

Securities and Exchange Commission

November 7, 2019

Response:    The Fund confirms that any resales by Mr. Gabelli, to the extent he retains his status as director of the Fund and control person of the Fund’s investment adviser, will be registered under the 1933 Act or otherwise made pursuant to an applicable exemption from registration under Rule 144 under the 1933 Act.

*        *         *        *

Any questions or comments regarding this letter should be directed to the undersigned at (202) 303-1275 or Bissie K. Bonner at (212) 728-8955.

Very truly yours,

/s/ James G. Silk

James G. Silk

cc:	Bruce N. Alpert, The Gabelli Equity Trust Inc.

Agnes Mullady, The Gabelli Equity Trust Inc.

Andrea R. Mango, Esq., The Gabelli Equity Trust Inc.

Securities and Exchange Commission

November 7, 2019

Appendix A

LIBOR Risk

According to various reports, certain financial institutions, commencing as early as 2005 and throughout the global financial crisis, routinely made artificially low submissions in the LIBOR setting process. Since the LIBOR scandal came to light, several financial institutions have been fined significant amounts by various financial regulators in connection with allegations of manipulation of LIBOR rates. Other financial institutions in various countries are being investigated for similar actions. These developments may have adversely affected the interest rates on securities whose interest payments were determined by reference to LIBOR. Any future similar developments could, in turn, reduce the value of such securities owned by the Fund.

In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the use of LIBOR by the end of 2021. In August 2017, the Federal Reserve Board requested public comment on a proposal by the Federal Reserve Bank of New York, in cooperation with the Office of Financial Research, to produce three new reference rates intended to serve as alternatives to LIBOR. These alternative rates are based on overnight repurchase agreement transactions secured by U.S. Treasury Securities. In December 2017, following consideration of public comments, the Federal Reserve Board concluded that the public would benefit if the Federal Reserve Bank of New York published the three proposed reference rates as alternatives to LIBOR (the “Federal Reserve Board Notice”). The Federal Reserve Bank of New York published these alternative rates in April 2018.

There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. Abandonment of or modifications to LIBOR could lead to significant short-term and long-term uncertainty and market instability.

The market transition away from LIBOR and other current reference rates to alternative reference rates is complex and could have a range of adverse impacts on the Fund’s investment program, financial condition and results of operations. Among other negative consequences, this transition could:

•

Adversely impact the pricing, liquidity, value of, return on and trading for a broad array of financial products, including any LIBOR-linked securities, loans and derivatives in which the Fund may invest;

•	Require extensive negotiations of and/or amendments to agreements and other documentation governing LIBOR-linked investments products;

•

Lead to disputes, litigation or other actions with counterparties or portfolio companies regarding the interpretation and enforceability of “fall back” provisions that provide for an alternative reference rate in the event of LIBOR’s unavailability;

•	Cause the Fund to incur additional costs in relation to any of the above factors.

The risks associated with the above factors are heightened with respect to investments in LIBOR-based products that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published. Other important factors include the pace of the transition, the specific terms of alternative reference rates accepted in the market, the depth of the market for investments based on alternative reference rates, and the Advisors’ ability to develop appropriate investment and compliance systems capable of addressing alternative reference rates.

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